Exhibit 99.1

China Finance Online Co. Limited’s 2021 Annual General Meeting as a publicly traded company was held in Beijing at 10:00 am (Beijing time) on June 30, 2021

Meeting address: 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing, 100052, China

At this annual general meeting of shareholders (the “Meeting”) of China Finance Online Co. Limited (the “Company”), seven proposals were submitted.

The results of this Meeting are as follows:

1.	Mr. Zhiwei Zhao was re-elected as a Director of the Company;

2.	Mr. Yaowei Zhang was re-elected as a Director of the Company;

3.	Mr. Jingming Zhao was re-elected as a Director of the Company;

4.	Ms. Xin Yue Jasmine Geffner was re-elected as a Director of the Company;

5.

The shareholders approved the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2022 and to authorize the board of directors to determine their remuneration;

6.

The shareholders approved the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2020 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from May 17, 2021, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from May 17, 2021, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from June 1, 2021, or through the website of SEC, at www.sec.gov, starting from June 1, 2021; and

7.

The shareholders authorized our board of directors unconditionally to exercise all the powers of the Company (a) to allot, issue or deal with additional ordinary shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of this ordinary resolution until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which would or might require the exercise of such powers during or after the end of the Relevant Period.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

For further information, please contact:

Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 8336-3100
Email: ir@jrj.com